

February 17, 2012

<u>Via E-Mail</u>

Daniel Rudewicz
Furlong Financial, LLC
10 G Street, NE
Suite 710
Washington, DC 20002

> **Re: Microwave Filter Company, Inc.**
> **Revised Preliminary Proxy Statement filed by Furlong Financial, LLC**
> **Filed February 15, 2012**
> **File No. 000-10976**

Dear Mr. Rudewicz:

We have reviewed your filing and have the following comment.

<u>Revised Preliminary Proxy Statement</u>

<u>Reasons for Proposal No. 1</u>

1.   The language you added does not appear to provide support for your belief that the use of staggered board and supermajority voting provisions is in "direct contrast to the *best practices* of corporate governance" (emphasis added). Thus, we reissue prior comment 3 as it related the preceding disclosure.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions